UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 9, 2024
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Brickell Avenue Suite #715 PMB 363 Miami, FL 33131
(Full mailing address of principal executive offices)
786-708-8097
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Changes in Issuer’s Certifying Accountant

Dismissal of Independent Accounting Firm

On May 9, 2024, Here Investments Inc. (the “Managing Member”) of Here Collection, LLC (“Here”), acting in accordance with the Here limited liability company agreement, dismissed BF Borgers CPA PC (“BF Borgers”) as the Company’s independent registered public accounting firm. On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against BF Borgers that it failed to conduct audits in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). As part of the settlement, BF Borgers agreed to a permanent ban on appearing or practicing before the SEC (the “Ban”). As a result of BF Borgers’ settlement with the SEC, the Company dismissed BF Borgers as its independent accountant.

The Managing Member is in the process of engaging a new public accounting firm and will provide an updated disclosure as soon as that occurs.

The reports of BF Borgers on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2022, and through the date of termination, May 9, 2024, there were no “disagreements” with BF Borgers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BF Borgers would have caused BF Borgers to make reference thereto in its reports on the consolidated financial statement for such years. During the fiscal years ended December 31, 2023 and 2022, and through May 9, 2024, there have been no “reportable events” (as defined in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Registration S-K).

The SEC has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, Here, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Managing Member. When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in Here’s latest Offering Circular under the headings “Summary–Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on May 10, 2024.

Here Collection LLC

By:	Here Investments Inc., its managing member

By:	/s/ Corey Ashton Walters
Name: Corey Ashton Walters
Title: Chief Executive Officer